Form 20-F/A
period 2006-12-31
Inmarsat Leasing (Two) Ltd; Inmarsat Launch CO Ltd
filed 2007-04-30
CIK 1291402, 1291403

As filed with the Securities and Exchange Commission on April 28 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-115865-02

Inmarsat Leasing (Two) Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Leasing (Two) Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-xx

Inmarsat Launch Company Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Launch Company Limited

(Translation of Registrant’s name into English)

Isle of Man

(Jurisdiction of incorporation or organization)

15-19 Athol Street

Douglas 1M1 1LB

Isle of Man

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7 5/8% Senior Notes due 2012

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Inmarsat Leasing (Two) Limited

Class	Number of shares outstanding as of 31 December 2006
Ordinary Shares, par value £1.00	1,001 ordinary shares

Inmarsat Launch Company Limited

Class	Number of shares outstanding as of 31 December 2006
Ordinary Shares, par value $1.00	4,000 ordinary shares

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17  ☒    Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

20-F/A explanatory note

This Form 20-F/A includes the signature pages for Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited, which were omitted from the 2006 Annual Report on Form 20-F filed on 30 April 2007 (the “2006 Form 20-F”). Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2006 Form 20-F or reflect any events that have occurred after the 2006 Form 20-F was filed.

Inmarsat Leasing (Two) Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT LEASING (TWO) LIMITED (registrant)

Date: April 27, 2007	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Launch Company Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT LAUNCH COMPANY LIMITED (registrant)

Date: April 27, 2007	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Leasing (Two) Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its 2006 Form 20-F on its behalf.

INMARSAT LEASING (TWO) LIMITED (registrant)

Date: April 30, 2007	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Launch Company Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its 2006 Form 20-F on its behalf.

INMARSAT LAUNCH COMPANY LIMITED (registrant)

Date: April 30, 2007	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer